Exhibit 99.1

LEADING DIGITAL ASSET BANK IN CHINA GLOBAL MOFY COPYRIGHT©GLOBAL MOFY AI LIMITED, All RIGHTS RESERVED. Beijing, China · Zhejiang, China · California, USA A I L I M I T E D ˄ NASDAQ ˖ GMM ˅

SAFE HARBOR Certain statements contained in this document constitute forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For these purposes, forward - looking statements are statements that address activities, events, conditions or developments that the Company expects or anticipates may occur in the future. In some cases forward - looking statements can be identified because they contain words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or similar expressions and the negatives of those terms. Such forward - looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. These risks and uncertainties include, but are not limited to, domestic and international economic conditions, including exchange rates, inflation or deflation, the effects of competition and regulation, uncertainties in the financial markets, consumer and small business spending patterns and debt levels, breaches of security or privacy of member or business information, conditions affecting the acquisition, development, ownership or use of real estate, capital spending, actions of vendors, rising costs associated with employees (generally including health - care costs and wages), energy and certain commodities, geopolitical conditions (including tariffs), the ability to maintain effective internal control over financial reporting, regulatory and other impacts related to climate change, public - health related factors, and other risks identified from time to time in the Company’s public statements and reports filed with the Securities and Exchange Commission. Forward - looking statements speak only as of the date they are made, and the Company does not undertake to update these statements, except as required by law. Comparable sales and comparable sales excluding impacts from changes in gasoline prices and foreign exchange are intended as supplemental information and are not a substitute for net sales presented in accordance with U.S. GAAP. GMM

TABLE OF CONTENTS 03 02 01 INDUSTRY OVERVIEW CORE ADVANTAGES COMPANY OVERVIEW 06 05 04 FINANCIAL DATA MAJOR EVENTS & MANAGEMENT TEAM MAIN BUSINESS & CASES

PART 01 COMPANY OVERVIEW ·Company Introduction ·Company Roadmap ·Awards and Honors

We are an Al - drven technology solutions provider engaged in virtual content production and 3D digital asset development for upstream and downstream partners in the digital content industry. Utilizing advanced artificial intelligence and 3D reconstruction technologies, we efficiently create high - precision digital versions of characters, scenes, and props from the physical world, implementing them across various application scenarios. With offices in Beijing, Zhejiang, and California, we are dedicated to driving the growth and development of the global digital content and entertainment sectors. On October 10 2023, Global Mofy Metaverse Limited was officially listed on the Nasdaq Stock Exchange with the ticker symbol: GMM. According to a Frost & Sullivan report, Global Mofy is among China’s leading digital asset bank, with over 100,000 digital assets. COMPANY INTRODUCTION PART 01 GMM

PART 01

GMM

COMPANY ROADMAP

2017

GLOBAL MOFY (BEIJING) TECHNOLOGY CO.,LTD FORMERD

Introducing renowned investor Ren Quan as our shareholder.



2018

Appeared at the 21st Shanghai International Film Festival.

Secured multiple software copyrights, accelerating cost reduction and efficiency improvements.


21

2019

Brought in strategic investor Lianhe Universal, completing multi-million dollar financing.



2020

Formed strategic partnership with Alibaba DAMO Academy.


打造5G时代下的AI数字明星
签约仪式

2021

GIC

Secured A+ round financing worth tens of millions of RMB.

2022

Welcomed strategic investor: WiMi Hologram

WiMi Hologram

Received strategic investment and policy support from the Anji government, Zhejiang; officially launched the headquarters at Anji "Two Mountains" Future Technology City.

Global Mofy Metaverse officially listed on Nasdaq Capital Market，Ticker: GMM.


Nasdaq
GMM

2023

Launched **"Gausspeed"** generative AI platform in collaboration with NVIDIA Omniverse.

Secured strategic financing of $10 million, bringing in two renowned American funds.

Established U.S. subsidiary: GMM Discovery LLC

Gausspeed

2024

Together announced formation of 69 Million USD fund, to foster up and downstream companies and expand market share.

Completed major strategic transformation to embrace AIGC industry.

PART 01

GMM

AWARDS AND RECOGNITIONS


工业元宇宙协同发展组织
理事单位
2022年10月—2024年10月
环球墨非（北京）科技有限公司
第四届中国品牌大会
证 书
高新技术企业
证书
企业名称：环球墨非（北京）科技有限公司
证书编号：GR202311002134
发证时间：2023年10月26日
有效期：三年
批准机关：
中关村高新技术企业
陕西省数字经济发展协会
副会长单位
环球墨非（北京）科技有限公司
智通财经
第八届智通财经上市公司评选
《最具投资价值中概股》
环球墨非
GMM.US

2024

- **Ministry of Industry and Information Technology (MIIT) Industrial Brand Promotion Organization Member Unit**
- “Best CEO” at the 9th Zhitong Financial Capital Market Annual Conference and Listed Company Awards Ceremony
- **“Specialized and New” SME by the Municipal Bureau of Economy and Information Technology**

2023

- **Industrial and Information Technology Metaverse Development Organization Membership**
- Industrial and Information Technology Metaverse Development Organization Teaching and Integration Work Committee Member Unit
- Beijing Big Data Association Metaverse Committee Deputy Director Unit
- "Most Valuable Investment Chinese Concept Stock"
- Daxing District International Investment Cooperation Promotion Association Registration

2019-2022

- Shaanxi Digital Economy Development Associate Council Member
- 18th Digital Science Forum "14th Five-Year Plan" Technology (Innovation) Brand Influence Award
- **Zhongguancun High-Tech Enterprise**
- 4th China Brand Conference "2020 China Top 100 Innovative Brand Development Enterprises"
- **National High-Tech Enterprise**
- **Enterprise Credit Rating: AAA Credit Enterprise**
- iMedia Consulting "2019 Annual Investment Value Brand/Enterprise”
- Lianhe Enterprise Summit "Most Influential Brand Award"

For Info more please visit：GLOBALMOFY.CN

PART 01
GMM

MISSION

"Empower creativity through the innovative use of AI and digital technology."

VISION

"Drive technological advancements and cultivate a culturally rich corporate environment."

VALUES

- Foster innovation
- Prioritize and exceed customer expectations

We are committed to building the world's largest digital asset bank. Leveraging our extensive collection of high-precision 3D digital assets, we aim to lead the new era of AI-driven digital experiences.


环球墨非集团

·Generative AI Platform: Gausspeed ·Digital Asset Bank ·Mofy Lab ·Proprietory Registered IP Since 2024, we have entered the AIGC (Artificial Intelligence Generated Content) field through a strategic partnership with Heartdub, a leading company in the physics engine domain from Seattle, USA, further driving technological innovation and business expansion. PART 02 CORE ADVANTAGES

Generative AI: GAUSSPEED Gausspeed, our Generative AI video generation platform developed in collaboration with NVIDIA Omniverse, debuted in 2024 as a flagship R&D product. Designed to revolutionize the filmmaking process, Gausspeed serves as a robust tool for industrial - grade film production and content creation. KEY FEATURES Professional Grade Visual Generation Storyboard and Shot Design Precise Pre - Production Planning PART 02 GMM

PART 02

GMM

Generative AI: GAUSSPEED


Gausspeed

Prompt:

The main shot starts with a closeup of a flower [POI#11], then slowly moves through the forest towards the lakeside, transitioning to a horizon level view. The camera stops at the lakeside [POI#185], capturing orcas swimming in the lake.

File Input:

screenplay.docx、scenemap.jpeg

KEY HIGHLIGHTS



Industry-Grade Content Generation

Gausspeed creates stunning, realistic visuals with advanced AI technology, ensuring top-quality results for virtual projects.



Storyboard and Shot Design

Gausspeed provides intuitive tools for detailed storyboard and shot design, allowing creators to visualize and plan each scene precisely, reducing the need for costly revisions.



Customized Previs

Gausspeed offers advanced previs capabilities for accurate pre-production planning, helping clients define service needs, minimizing trial costs.

DIGITAL ASSET BANK We possess a vast and diverse collection of high - precision 3D digital assets, covering categories such as characters, scenes, and props, and spanning various domains including nature, science fiction, historical eras, and architecture. Additionally, our 3D digital assets are continuously updated and expanded to include the latest trends and technologies in digital content creation. 100,000+ High Precision (4K) 3D Digital Assets NO.1 China’s Largest Digital Asset Bank PART 02 GMM

CORE TECHNOLOGY 01 ǃ 3D RECONSTRUCTION TECHNOLOGY High - precision 3D Model Conversion: Utilizing advanced 3D reconstruction technology, this process converts any object from the physical world, such as people, objects, and scenes, into universally usable 3D models in the virtual world on a 1:1 basis. Industry Services: Provides high - precision 3D digital assets to enterprises across various industry sectors, supporting the generation of 3D digital assets on the application side to meet diverse industry needs. 02 ǃ DIGITAL CONTENT EDITING PLATFORM Optimized Front - end Technology: Integrates and optimizes mainstream front - end technologies to provide a powerful digital content editable middleware tool. Integration of Multiple Tools: Combines multiple underlying tools to achieve efficient content editing and generation. One - stop Content Generation: The digital content editable middleware tool supports the one - stop generation of digital content, providing a one - stop digital content generation solution for application ends. “MOFY LAB” Global Mofy's core technology R&D platform focuses on optimizing the production process of digital content. Utilizing low - code and no - code technologies, it enhances asset reuse and instant invocation, providing in - depth data insights and efficient content generation solutions. MOFY LAB integrates over 30 independently developed intellectual properties to offer a one - stop solution. PART 02 GMM

PROPRIETARY REGISTERED IP "Our R&D team has over 10 years of industry experience." "Over 30 independent intellectual properties." "Our continued effort to invest in R&D, expecting to add at least 10 new independent IPs each year." Global Mofy integrates multiple independently developed software copyrights within MOFY LAB, covering various fields such as digital content creation, visual effects processing, project management, and AI technology applications. These software systems together demonstrate our leading position in technological innovation and development, further enhancing our core competitiveness. Comprehensive Technology Solution Digital content production and visual effects processing system Covering lighting, pixel analysis, lens flares, grid effect generation, batch rendering, enhancing production efficiency and visual effects capabilities. Project management system Including systems for project management, batch renaming, bulk asset importing, and work time management, achieving efficient project workflow management and resource optimization. AI interactive technology Utilizing advanced artificial intelligence technology, integrating proprietary platforms like Gausspeed, to deliver efficient and intelligent solutions. Digital rendering system Offering fast rendering, vertex lighting, multi - scene batch rendering, camera distance materials, supporting various 3D modeling and animation software, enhancing digital content processing and presentation effects. Digital visualization technology system Centrally managing and storing digital IP assets, while providing network digital visual technology support, ensuring high - quality visual presentation and resource management. PART 02 GMM

·E&M Market ·3D Modeling Market ·Generative AI Market PART 03 INDUSTRY OVERVIEW

INDUSTRY OVERVIEW E&M Market China is the second - largest Entertainment & Media (E&M) market globally, with substantial growth expected over the next few years . China's E&M market is expected to grow from approximately US$275 billion to US$362 billion in 2028, representing a CAGR of 7.1%. The global 3D models market is experiencing significant growth, driven by the increasing demand across various industries. This market was valued at USD 1192 million in 2022 and is projected to reach USD 4864 million by 2032, growing at a compound annual growth rate (CAGR) of 15.1% during the forecast period. DATA SOURCE ˖ PWC’S GLOBAL ENTERTAINMENT & MEDIA OUTLOOK 2024 – 2028 ǃ BUSINESS RESEARCH INSIGHTS PART 03 GMM

Global Generative AI Market Size DATA SOURCE ˖ STATISTICA The global market size in the Generative AI market is projected to reach US$13.24 billion in 2024. The market is expected to show an annual growth rate (CAGR 2024 - 2030) of 46.46%, resulting in a market volume of US$130.70 billion by 2030. China Generative AI Market Size The China market size in the Generative AI market is projected to reach US$3.15 billion in 2024. The market is expected to show an annual growth rate (CAGR 2024 - 2030) of 46.48%, resulting in a market volume of US$31.12 billion by 2030. 0 50 100 150 2024 2025 2026 2027 2028 2029 2030 Market Size (in billion USD) 40 30 20 10 0 INDUSTRY OVERVIEW Generative AI develops systems to create new content like images, videos, music, and text by learning from large datasets. This technology can enhance creativity, enable data synthesis, and revolutionize industries such as art, entertainment, and content creation. Global Generative AI Market Size (in billion USD) China Generative AI Market Size (in billion USD) 2024 2025 2026 2027 2028 2029 2030 Market Size (in billion USD) PART 03 GMM

·Virtual Technology Services ·3D Digital Assets Development and Others ·Strategic Partners PART 04 BUSINESS MODEL

VIRTUAL TECHNOLOGY SERVICES We leverage AI to offer high - quality, efficient, and cost - effective content production through streamlined, scalable, and systematic virtual technology process services. Our strong synergy with MOFY LAB ensures comprehensive support, providing customers with full - process management from production output to quality control. Project Evaluation Customized Solutions Module Production Quality Delivery Digital Content 01 Content Support Provision of essential content resources and expertise to meet the creative and technical needs of projects. 02 Technical Support Advanced technical solutions and infrastructure to ensure project feasibility and effective execution. 03 Expert Team Assembly of specialized expert teams with extensive knowledge and experience to ensure project success at every stage. 04 MOFY LAB Utilization of the MOFY LAB platform to support the project lifecycle, ensuring quality and efficiency. 05 Production Modular production according to customized solutions, reducing delivery cycles and costs for each phase and content. 06 Cycle Management Utilization of the MOFY LAB platform to support the project lifecycle, ensuring quality and efficiency. 07 Quality Inspection Strict quality inspections to ensure each phase meets the highest standards, delivering premium content to clients. 08 Application Our virtual technology services are applicable to a wide range of fields, including film, animation, games, XR, digital cultural tourism, and advertising. Sample Cases PART 04 GMM

FILM CASES PART 04 GMM.US Our project portfolio spans various fields, including film and television, advertising, gaming, animation, e - commerce, extended reality (XR, encompassing virtual reality, augmented reality, and mixed reality), and digital cultural tourism. Through these projects, we have demonstrated innovation and expertise in each domain, delivering high - quality solutions and services to our clients. Examples

PART 04 GMM.US Examples TELEVISION/ ON DEMAND CASES Our project portfolio spans various fields, including film and television, advertising, gaming, animation, e - commerce, XR, and digital cultural tourism. Through these projects, we have demonstrated innovation and expertise in each domain, delivering high - quality solutions and services to our clients.

3D DIGITAL ASSETS DEVELOPMENT & OTHERS Our 3D Digital Assets Development and related services focus on creating high - precision 3D models for various applications, including film, gaming, and virtual reality. Our extensive library and advanced technologies allow for efficient and cost - effective production. GAUSSPEED 100,000+ 3D Digital Assets More Application Scenarios Film & Television Animation Games Advertising XR Cultural Tourism PART 04 GMM

STRATEGIC PARTNERS In 2024, Global Mofy was selected as a partner in iQIYI's Leap Program, showcasing our strength in technological innovation and business expansion. Additionally, we developed and launched the generative AI platform Gausspeed in collaboration with NVIDIA Omniverse and Heartdub Technology. PART 04 GMM

PART 05 MAJOR EVENTS & MANAGEMENT TEAM GMM

Global Mofy has gained heightened visibility, credibility, and a broader investor base. With new capital and market influence, Global Mofy will accelerate its growth, committed to creating value for shareholders while driving continuous innovation and development of the company. 2023.10.10 MAJOR EVENTS 2023.10.10 Global Mofy Officially Listed on Nasdaq Ticker ˖ GMM 2024 Global Mofy Officially Completed Major Strategic Transformation Since 2024, we have entered the AIGC (Artificial Intelligence Generated Content) field through a strategic partnership with Heartdub, a leading company in the physics engine domain from Seattle, USA, further driving technological innovation and business expansion. PART 05 GMM to Drive Growth in the Short Drama Market and Accelerate Development of a Full - Scale AI Ecosystem 2025 Global Mofy Announced "Mofy Clips" and "Gauss AI Lab"

MANAGEMENT TEAM Our core team consists of professionals with extensive experience in their respective fields, ensuring the company's steady growth and innovative capabilities. The team members possess strong expertise and rich practical experience in technological innovation, financial management, market expansion, and operational optimization. Together, they drive Global Mofy's continuous advancement in technological innovation and business expansion. Haogang Yang CEO Chen Chen CFO Wenjun Jiang CTO PART 05 Nan Zhang CMO GMM

·Financial Reports ·Income Structure ·Financial Forecasts PART 06 FINANCIAL DATA GMM

Global Mofy achieved record high gross profit margin for the fiscal year ended September 30, 2024, reaching 50.3%, showing significant growth compared to the fiscal year ended September 30. 1 ˅ For further risks and disclosures, please refer to our sec - filings. 2 ˅ Our Fiscal year ends Sep 30th 26.9 41.4 45 40 35 30 25 20 15 10 5 0 Million (US Dollars) 2023 2024 Fiscal Year Ended Sep 30 14.5 20.8 0 5 10 15 20 25 Million (US Dollars) 2023 2024 Fiscal Year Ended Sep 30 6.6 12.1 14 12 10 8 6 4 2 0 Million (US Dollars) FINANCIAL REPORTS Global Mofy achieved a total revenue of $41.4 million for the fiscal year ended September 30, 2024, representing a YoY 53.8% increase compared to the fiscal year ended September 30, 2023. Similarly, gross profit and net income reached new heights, amounting to $20.8 million and $12.1 million, respectively, reflecting substantial year - over - year growth of 43.2% and 85.3%. REVENUE GROSS PROFIT NET INCOME 2023 2024 Fiscal Year Ended Sep 30 PART 06 GMM

INCOME STRUCTURE For the fiscal year ended September 30, 2024, R&D expenses were $7.5 million, reflecting the Company's continued investment in proprietary technologies and generative AI platform development. Meanwhile, the high - profit - margin 3D digital asset development and others business accounted for 49% of the total revenue, highlighting its strategic value and growing role as a key driver of profitability. 6.9 14 0 2 4 6 8 10 12 14 16 2023 2024 Million (US Dollars) Operating Expenses 50.55% 49.45% Fiscal Year Ended Sep 30, 2024, Revenue 3D Digital Assets Development and others 27.7 50.3 0 Fiscal Year Ended Sep 30, 2024, Gross Margin 20 40 60 80 Total 3D Digital Assets Development and Others Virtual Technology Services PART 06 1 ˅ For further risks and disclosures, please refer to our sec - filings. 2 ˅ Our Fiscal year ends Sep 30th Virtual Technology Services GMM % 73.4% %

MARKET EXPANSION GROWTH STRATEGIES Our company is experiencing rapid growth by leveraging advanced AI technologies, expanding our 3D digital assets, and strategically focusing on the booming digital entertainment market. Entering international markets to reach a broader customer base, focusing on Europe and North America. In 2024, we established GMM Discovery in the U.S. and actively exploring the generative AI market with R&D product Gausspeed for innovation and breakthroughs. STRATEGIC ALLIANCE Committed to forming strategic partnerships with leading companies in the industry to leverage strengths, expand market share, and enhance products and services . Additionally, pursuing selective acquisitions and investments to consolidate the market and acquire new technologies . BRAND POSITIONING Utilizing advanced AI technology and consistent branding across all channels to strengthen our brand positioning. Aiming to become a leader in the digital entertainment industry by showcasing expertise in AI - driven solutions and innovative 3D digital assets. RESEARCH&DEVELOPMENT Continuing to invest in R&D to drive technological advancement and innovation . Focus on developing practical AIGC technology and expanding the 3 D digital asset bank . Increasing R&D expenditure to stay at the forefront of technological trends, collaborating with research institutions and tech companies for innovations . CUSTOMER EXPERIENCE Focusing on enhancing customer experience and increasing customer loyalty through personalized services, user - friendly interfaces, and excellent customer support. Implementing advanced analytics to better understand customer needs and developing more interactive and engaging user interfaces. GMM

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